Exhibit 21.01

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of Google Inc., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2010:

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Google Ireland Holdings	Ireland
Google Ireland Limited	Ireland